NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the the following security issued by Safety First Trust Series 2006-1 (the 'Company') from listing and registration on the Exchange upon the effective date of this Form 25:

Principal-Protected Trust Certificates Linked to the Dow Jones
Industrial Average and the Nikkei 225 Stock Average Due
May 26, 2010 (suspended: 5/26/2010) symbol: AGB

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(1), as NYSE Regulation has been notified that the above issue has been called for redemption. Accordingly, trading in the issue was suspended before the opening on such redemption date.